NOTIFICATION OF LATE FILING

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

(Check One):  [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [ X ] Form 10-Q
              [   ] Form N-SAR

For the Period Ended: September 30, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Quarterly Report on Form 10-QSB and unaudited interim financial statements through September 30, 1999

Part I - REGISTRATION INFORMATION

FENWAY INTERNATIONAL, INC.
(Full Name of Registrant)

308-409 Granville Street
(Address of Principal Executive Office - Street and Number)

Vancouver, British Columbia, Canada V6C 1T2
(City, State and Zip Code)

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-QSB, or portion thereof, will be filed on or



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before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

On March 8, 1999, Fenway International, Inc., a Nevada corporation ("Company") filed a voluntary Registration Statement on Form 10-SB ("Registration Statement") with the Securities and Exchange Commission ("Commission"). In responding to the Commission's comments from the Commission's review of the Registration Statement, the Company has filed two amendments and addressed significant accounting issues, including issues relating to whether a reverse acquisition has occurred, whether the purchase method of accounting is the proper method for recording the acquisition of certain assets, and other significant accounting issues.

The Company is in the process of completing its quarterly report on Form 10-QSB and the Company's independent auditors, Moffitt & Company, P.C., have been required to prepare updated financial statements addressing various transactions and relationships between the Company and other parties, and to revise those financial statements, in conformance with Generally Accepted Accounting Principles and in resolution of certain accounting issues in conformity with releases, opinions and interpretations promulgated and published by the Commission. As specified above, the Commission has also raised additional accounting issues in its review of the Company's financial statements attached to the Registration Statement. This has caused unavoidable delays in preparing the financial statements, such that Moffitt & Company, P.C. is unable to furnish the required financial statements on or before the date on which the Company's quarterly report on Form 10-QSB must be filed. Moreover, the Company cannot complete the Form10-QSB without referencing those financial statements. Moffitt & Company, P.C. are conferring with the Commission regarding a resolution of these accounting issues.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Muellerliele or Richard Reincke (949) 660.9700

(2) Have all other periodic reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports. [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding


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period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?[ ] Yes [X] No

SIGNATURES. The Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on November 15, 1999.

Fenway International, Inc., a Delaware corporation

By: /s/ L. Taylor
------------------------
Its: Vice-President

                    Statement of Certified Public Accountants

I am a partner in Moffitt & Company, P.C., Certified Public Accountants for Fenway International, Inc., the registrant herein. As specified above, Moffitt & Company, P.C. is presently communicating with the Commission to resolve certain accounting issues raised by the Commission in regard to its review of the Company's voluntary Registration Statement on Form10-SB and amendments thereto. The Company is in the process of completing its quarterly report on Form 10-QSB and Moffitt & Company, P.C. is preparing the interim financial statements through September 30, 1999 which, however, cannot be completed until the issues specified above regarding the proper method for recording certain transactions and business combinations are resolved with the Commission.

/s/ Stanley Moffitt
------------------------
Stanley Moffitt, CPA